Exhibit 99.7

NICE Actimize Draws Record Attendance for Its 2017 Financial Crime
Product User Group From Global Financial Services Organizations

Innovations such as Robotic Process Automation, Artificial Intelligence, Machine Learning
and Cloud Adoption will be the focus of demo showcases and user-focused panels

Hoboken, NJ – June 19, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, will draw record attendance to this year’s Financial Crime Product User Group to be held in New York from June 19-21. With nearly 300 risk and compliance professionals from more than 65 global financial services organizations attending the event, the annual NICE Actimize User Group offers attendees more than 40 different sessions, demonstration pods and moderated panels showcasing the critical technology, innovations and trends that are core to financial services organizations’ risk and compliance programs and process improvements.

An invitation-only gathering of financial crime solutions users and technologists from the world’s most prominent financial services organizations, the NICE Actimize Financial Crime User Group fosters idea-sharing and exploration around technologies that are improving anti-money laundering, enterprise fraud, trade surveillance, and case management processes. Leading the industry in financial crime and compliance solutions, NICE Actimize is investing heavily in these categories, integrating such innovations as robotic process automation, machine learning, and other advanced analytics into its financial crime and case management solutions to ensure greater efficiency and cost savings for clients.

“By leveraging robotic process automation, behavioral analytics, machine learning, artificial intelligence, and other advancements, financial services organizations can transform their risk and compliance functions and lower their costs. Our User Group events foster discussion and discovery around these advancements as they apply to the financial crime arena,” said Joe Friscia, president, NICE Actimize. “This event has a history of giving those who work most closely with our solutions the opportunity to discuss new ways of incorporating these breakthroughs into their everyday problem solving experience, and this year is seeing even greater interest in these discussions.”

NICE Actimize was recently recognized by Risk.net’s Operational Risk Awards, which honors excellence in operational risk management and regulation with its 2017 Financial Crime Product of the Year accolade.

Additional NICE Actimize resources:
•	On Twitter — Follow @NICE_Actimize.
•	On Facebook — Like /NICE_Actimize
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.
•	On our Blog — Look for thought leadership at www.niceactimize.com/blog.

Event participation is limited to NICE Actimize clients and invited guests, and advance registration is required.

Media may contact cindy.morgan-olson@niceactimize.com for further information regarding event or off-site press interviews.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.